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Attn:	Matthew Derby

Jan Woo

Brittany Ebbertt

Kathleen Collins

Division of Corporation Finance

Office of Technology

Re:	Starry Group Holdings, Inc. (f/k/a Starry Holdings, Inc.)

Amendment No. 2 to Registration Statement on Form S-4

Filed January 14, 2022

File No. 333-260847

Ladies and Gentlemen:

On behalf of our client, Starry Group Holdings, Inc. (f/k/a Starry Holdings, Inc.) (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 28, 2022 (the “Comment Letter”) with respect to the Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission by the Company on January 14, 2022. Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Network Architecture, page 228, page 230

1.

We note your response to prior comment 8. Please revise to clarify whether any fiber backhaul providers represent a material portion of your leases in the markets where you operate and which markets have limited number of fiber backhaul providers. In addition, provide additional disclosure regarding the material terms of the lease agreements with the backhaul providers.

February 3, 2022

Response: The Company acknowledges the Staff’s comment and has revised the relevant risk factor on pages 42-43 and the disclosure on pages 231-232 of the Registration Statement. The Company does not believe that any individual fiber lease is material to its overall business. However, if one of the Company’s existing fiber providers in a market were to refuse to renew its existing leases or to lease fiber to it for new deployments, the Company may face disruption of its operations in that particular market. This risk has been disclosed in the risk factor on pages 42-43 of the Registration Statement. With regards to the contracts the Company enters into with fiber providers, the Company believes these agreements contain arms’ length terms typical to the industry. The most significant element of these agreements is pricing, and the Company believes disclosure of its pricing terms with fiber providers would have a negative impact on the Company’s ability to negotiate similar contracts in the future.

*    *    *    *

February 3, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Shagufa Hossain at (202) 637-2323.

Very truly yours,

/s/ Shagufa Hossain
Shagufa Hossain of LATHAM & WATKINS LLP

cc:	Chaitanya Kanojia, Starry Holdings, Inc.

William Lundregan, Starry Holdings, Inc.

Justin G. Hamill, Latham & Watkins LLP

Rachel W. Sheridan, Latham & Watkins LLP

Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP